Exhibit 99.1

Notification of Major Holdings | Page 1 11 Hamburg 22419 Essener Bogen 7 529900F9KI6OYITO9B12 Evotec SE X Notification of Major Holdings or     Correction of a notification of Major Holdings dated 1. Details of issuer (name, address) Name Legal Entity Identifier (LEI) Street, Street number Postal code City   2. Reason for notification (multiple reasons possible) X Acquisition/disposal of shares with voting rights   Acquisition/disposal of instruments   Change of breakdown of voting rights   Other reason 3. Details of person subject to the notification obligation Natural person First name Surname Date of birth Legal entity Name including legal form (entity) City of registered office Country BlackRock, Inc. Wilmington, Delaware United States of America (the)   4. Name(s) of shareholder(s) holding directly 3% or more voting rights, if different from 3. Name 5. Date on which threshold was crossed or reached 02/06/2022

| Page 2 11 6. Total positions % of voting rights attached to shares (total of 7.a.) % of voting rights through instruments (total of 7.b.1. + 7.b.2.) Total of both in % (7.a. + 7.b.) Total number of voting rights pursuant to Sec. 41 WpHG New 2,99% 0,71% 3,70% 176.952.653 Previous notification (if applicable) 3,004% 0,70% 3,70% - 7. Details on total positions a. Voting rights attached to shares (Sec. 33, 34 WpHG) ISIN Absolute In % Direct (Sec. 33 WpHG) Indirect (Sec. 34 WpHG) Direct (Sec. 33 WpHG) Indirect (Sec. 34 WpHG) DE0005664809 0 5.285.167 0,00% 2,99 % US30050E1055 0 5.466 0,00% 0,003 % Total 5.290.633 2,99 % b.1. Instruments according to Sec. 38 (1) no. 1 WpHG Type of instrument Expiration or maturity date Excercise or conversion period Voting rights absolute Voting rights in % Lent Securities (right to recall) N/A N/A 1.219.384 0,69 % Voting rights absolute Voting rights in % Total 1.219.384 0,69%

| Page 3 11 b.2. Instruments according to Sec. 38 (1) no. 2 WpHG Type of instrument Expiration or maturity date Excercise or conversion period Cash or physical settlement Voting rights absolute Voting rights in % Contract for Difference N/A N/A Cash 39.037 0,02 % Voting rights absolute Voting rights in % Total 39.037 0,02%   8. Information in relation to the person subject of the notification obligation (please tick the applicable box)   Person subject to the notification obligation (3.) is not controlled does it control any other nor undertaking(s) holding directly or indirectly an interest in the (underlying) issuer (1.). X Full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity: Name % of voting rights (if at least held 3% or more) % of voting rights through instruments (if at least held 5% or more) Total of both (if at least held 5% or more) BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. - BlackRock, Inc. Trident Merger LLC BlackRock Investment Management, LLC Amethyst Intermediate LLC Aperio Holdings LLC Aperio Group, LLC - BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc.

| Page 4 11 BlackRock Holdco 4, LLC BlackRock Holdco 6, LLC BlackRock Delaware Holdings Inc. - BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock Holdco 4, LLC BlackRock Holdco 6, LLC BlackRock Delaware Holdings Inc. BlackRock Fund Advisors - BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock Holdco 4, LLC BlackRock Holdco 6, LLC BlackRock Delaware Holdings Inc. BlackRock Institutional Trust Company, National Association - BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Australia Holdco Pty. Ltd.

| Page 5 11 BlackRock Investment Management (Australia) Limited - BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock (Singapore) Holdco Pte. Ltd. BlackRock HK Holdco Limited BlackRock Asset Management North Asia Limited - BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Holdco 3, LLC BlackRock Canada Holdings LP BlackRock Canada Holdings ULC BlackRock Asset Management Canada Limited - BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc.

| Page 6 11 BR Jersey International Holdings L.P. BlackRock (Singapore) Holdco Pte. Ltd. BlackRock HK Holdco Limited BlackRock Lux Finco S. a r.l. BlackRock Japan Holdings GK BlackRock Japan Co., Ltd. - BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Holdco 3, LLC BlackRock Cayman 1 LP BlackRock Cayman West Bay Finco Limited BlackRock Cayman West Bay IV Limited BlackRock Group Limited BlackRock Finance Europe Limited BlackRock Advisors (UK) Limited - BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Holdco 3, LLC

| Page 7 11 BlackRock Cayman 1 LP BlackRock Cayman West Bay Finco Limited BlackRock Cayman West Bay IV Limited BlackRock Group Limited BlackRock International Limited BlackRock Life Limited - BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Holdco 3, LLC BlackRock Cayman 1 LP BlackRock Cayman West Bay Finco Limited BlackRock Cayman West Bay IV Limited BlackRock Group Limited BlackRock Finance Europe Limited BlackRock Investment Management (UK) Limited - BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P.

| Page 8 11 BlackRock Holdco 3, LLC BlackRock Cayman 1 LP BlackRock Cayman West Bay Finco Limited BlackRock Cayman West Bay IV Limited BlackRock Group Limited BlackRock Luxembourg Holdco S.a.r.l. BlackRock Investment Management Ireland Holdings Limited BlackRock Asset Management Ireland Limited - BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Holdco 3, LLC BlackRock Cayman 1 LP BlackRock Cayman West Bay Finco Limited BlackRock Cayman West Bay IV Limited BlackRock Group Limited BlackRock Luxembourg Holdco S.a.r.l. BlackRock UK Holdco Limited BlackRock Asset Management Schweiz AG - BlackRock, Inc. BlackRock Holdco 2, Inc.

| Page 9 11 BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Holdco 3, LLC BlackRock Cayman 1 LP BlackRock Cayman West Bay Finco Limited BlackRock Cayman West Bay IV Limited BlackRock Group Limited BlackRock Finance Europe Limited BlackRock Investment Management (UK) Limited BlackRock Fund Managers Limited - BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Holdco 3, LLC BlackRock Cayman 1 LP BlackRock Cayman West Bay Finco Limited BlackRock Cayman West Bay IV Limited BlackRock Group Limited BlackRock Finance Europe Limited BlackRock (Netherlands) B.V.

| Page 10 11 BlackRock Asset Management Deutschland AG - BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Holdco 3, LLC BlackRock Cayman 1 LP BlackRock Cayman West Bay Finco Limited BlackRock Cayman West Bay IV Limited BlackRock Group Limited BlackRock Finance Europe Limited BlackRock (Netherlands) B.V. BlackRock Asset Management Deutschland AG iShares (DE) I Investmentaktiengesellschaft mit Teilgesellschaftsvermögen - 9. In case of proxy voting according to Sec. 34 (3) WpHG (only in case of attribution of voting rights pursuant to Sec. 34 (1) sent. 1 no. 6 WpHG) Date of general meeting   Total positions (6.) after general meeting % of voting rights attached to shares % of voting rights through instruments Total of both

| Page 11 11 10. Other useful information Date, Signature 07/06/2022 Jana Blumenstein